Tidal ETF Trust

234 West Florida Street, Suite 203

Milwaukee, Wisconsin 53204

October 10, 2024

VIA EDGAR TRANSMISSION

Raymond Be

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street NE

Washington, DC 20549

Re:	Tidal ETF Trust (the “Trust”)
Post-Effective Amendment No. 224 to the Trust’s Registration Statement on Form N-1A (the “Amendment”)
File Nos. 333-227298, 811-23377

Dear Mr. Be:

This correspondence responds to comments the Trust received from the staff of the U.S. Securities and Exchange Commission (the “Staff” or the “Commission”) on October 7, 2024, with respect to the Amendment and changes to the principal investment strategies of the Aztlan Global Stock Selection DM SMID ETF (the “Fund”), a series of the Trust. For your convenience, the comments have been reproduced with responses following each comment. Capitalized terms not otherwise defined have the same meaning as in the Amendment.

Fees and Expenses

1.	We note that the portfolio turnover rate was 986%, supplementally advise how such turnover does not lead to significant transaction or brokerage costs, as reflected in the fee table.

Response: The Trust responds supplementally by stating that the Fund’s trading activities are mostly limited to buying and selling equity securities. Trading costs associated with such transactions are not required to be disclosed in the Fund’s fee table under Form N-1A. The Fund does not under normal circumstances engage in short sales, borrow for investment purpose, utilize derivative instruments, or engage in other trading activities that may generate disclosable fees and expenses under Form N-1A. Accordingly, pursuant to the requirements of Form N-1A, all applicable Fund expenses are disclosed in the fee table. The Trust notes further that the Fund’s Prospectus contains a principal investment risk related to high portfolio turnover.

Principal Investment Strategies

2.	It is not clear how the first ranking differs from the second ranking. Please clarify how the different rankings will operate. Supplementally advise the Staff how the new Stable Quality Factor will change security selection.

Response: The Trust clarifies that the Index's selection process involves two distinct stages of ranking. First, on September 30th of each year, 70 companies are selected from the entire Index universe using the Stable Quality Factor. This factor is based on an average of the past 12 months of 6-Factor Model scores, which helps identify company stocks that have consistently exhibited desirable characteristics over a longer period.

Second, each quarter, the 70 companies selected from the initial universe are ranked again using a real-time snapshot of their aggregate scores based on current market conditions. The top 50 stocks from this quarterly ranking are selected for inclusion in the Index. These rankings differ because the first is based on a 12-month average and includes the entire Index universe, while the second is based on current, real-time scores at the time of rebalancing and includes only the 70 securities selected from the initial universe. The Trust confirms that the Prospectus has been updated to clarify these differences.

Regarding the introduction of the Stable Quality Factor, the Trust supplementally informs the Staff that it does not fundamentally alter the Index’s core selection process, which still relies on the 6-Factor Model. However, by adding an initial screening step, the Stable Quality Factor creates a more stable universe of high-quality stocks. This could lead to unequal regional and sector allocations compared to the current equal-weight approach, but it is expected to improve return potential and reduce portfolio turnover, as turnover during rebalancing is expected to be lower at approximately 40%.

In summary, while the core reliance on the 6-Factor Model remains, the Stable Quality Factor adds a layer of stability and flexibility, allowing the Index to better manage sector and regional exposures and reduce transaction costs.

3.	The Staff notes that the Index’s markets consultation documentation refers to “Stable Quality” stage – as determined by the selection party. Supplementally confirm that the “selection party” will be applying a formula to these determinations, and not its discretion.

Response: The Trust hereby confirms that the “selection party” will apply a formula to the Index determinations, and not its discretion.

4.	The Staff notes that the Fund’s name includes the term “global.” Please expressly describe how the Fund will “invest its assets in investments that are tied economically to a number of countries throughout the world.” See Investment Company Names, Investment Company Act Release No. 24828, at Note 42, January 17, 2001.

Response: The Trust confirms that the Prospectus will be revised to include the following disclosure to address the foregoing:

“The Fund will invest its assets in investments that are tied economically to at least four countries throughout the world. The Fund considers securities to be “tied economically” to a country if the issuer is headquartered in the country, generates at least fifty percent of its revenue or profits from operations in the country, or has its primary listing on an exchange located in the country.”

The Trust believes that the proposed disclosure is consistent with informal Staff guidance that funds which use “global” in their name should explain how they will be investing consistently with the connotation of investing the fund’s assets in investments that are tied economically to a number of countries throughout the world. (See, ICI Memorandum 26215 regarding “SEC Staff Comments on Fund Names (35d-1)” (June 4, 2012)). The Trust also believes that the Fund’s proposed disclosure is consistent with informal guidance provided by the Staff regarding funds with “global” in their name and the number of countries in which such funds should hold investments.(See, “Preparation of Disclosure Filings by Investment Company Registrants” (January 3, 1991)). That Staff guidance stated that global funds should have a policy requiring investment in at least three different countries.

If you have any questions or require further information, please contact Michael Pellegrino at (262) 318-8442 or mpellegrino@tidalfg.com.

Sincerely,

/s/ Michael Pellegrino

Michael Pellegrino

General Counsel

Tidal Investments LLC